

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 16, 2016

Nicholas J. Sutton
Chairman and Chief Executive Officer
Resolute Energy Corporation
1700 Lincoln Street, Suite 2800
Denver, Colorado 80203

> **Re:** **Resolute Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed November 7, 2016**
> **File No. 333-214480**

Dear Mr. Sutton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

/s/ Timothy S. Levenberg

for H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Ronald R. Levine, II, Esq.
       Davis Graham & Stubbs LLP